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SHAREHOLDER MEETING (Unaudited)

On May 3, 1995, an annual shareholder meeting was held at which the three Directors identified below were elected and the selection of Deloitte & Touche LLP as the independent certified public accountants and auditors of the Fund for the fiscal year beginning November 1, 1994 was ratified (Proposal No. 1). In addition, the terms of office of the following Directors continued after the meeting: Messrs. Robert G. Avis, William A. Baker, Charles Conrad, Jr., Jon S. Fossel, Raymond J. Kalinowski and James C. Swain. The following is a report of the votes cast:
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

    Nominee               For        Against     Abstained     Total

DIRECTORS

C. Howard Kast ..... 1,583,320.875  45,071.215  11,592.000  1,639,984.090
Robert M. Kirchner . 1,583,320.875  45,071.215  11,592.000  1,639,984.090
Ned M. Steel ....... 1,583,320.875  45,071.215  11,592.000  1,639,984.090

    Proposal              For        Against     Abstained     Total

Proposal No. 1 ..... 1,587,945.097   7,761.220  44,277.773  1,639,984.090
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